SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

FINAL AMENDMENT

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BLUE ROCK MARKET NEUTRAL FUND, LLC

(Name of Issuer)

BLUE ROCK MARKET NEUTRAL FUND, LLC

(Name of Person(s) Filing Statement)

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Robert W. Fullerton

Blue Rock Market Neutral Fund, LLC

c/o Blue Rock Advisors, Inc.

445 East Lake Street

Suite 120

Wayzata, Minnesota 55391

(952) 229-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

George M. Silfen, Esq.

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, New York 10036

(212) 715-9522

September 28, 2012

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $70,000,000.00 (a)	Amount of Filing Fee: $8,022.00 (b)

(a)	Calculated as the aggregate maximum purchase price for Interests.
(b)	Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,022.00	Filing Party: Blue Rock Market Neutral Fund, LLC
Form or Registration No.: SC TO-I	Date Filed: September 28, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Blue Rock Market Neutral Fund, LLC

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on September 28, 2012 by Blue Rock Market Neutral Fund, LLC (the “Fund”) in connection with an offer by the Fund to purchase up to $70,000,000 of interests in the Fund (“Interests”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on September 28, 2012.

This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 12:00 midnight, Eastern Time, on October 26, 2012.

2. The Valuation Date of the Interests tendered pursuant to the Offer was December 31, 2012.

3. $6,083,632 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase and paid by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLUE ROCK MARKET NEUTRAL FUND, LLC

By:	/s/ Robert W. Fullerton

	Name:	Robert W. Fullerton

	Title:	Principal Executive Officer

April 19, 2013